March 15, 2022

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CONFIDENTIAL

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Draft Registration Statement on Form F-1

CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 28, 2022 on the Company’s fourth revised draft registration statement on Form F-1 confidentially submitted on January 31, 2022 (the “Fourth Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its fifth revised draft registration statement on Form F-1 (the “Fifth Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. The Fifth Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s consolidated audited financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, and (ii) updates relating to the financial results and other recent developments.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Simon J. Cooke	Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

March 15, 2022

Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the Fifth Revised Registration Statement, marked to show changes to the Fourth Revised Draft Registration Statement and the submitted exhibits, or circulate to the Staff via email.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Fifth Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Fifth Revised Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 31, 2022

Cover Page

1.

We note your amended disclosure in response to Comment 1, but the disclosure does not fully comply with the comment. Please revise the disclosure on your prospectus cover page to more prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company, with operations conducted by your subsidiaries based in China and Hong Kong, and that this structure involves unique risks to investors. The current disclosure on your prospectus cover page only indicates that your “corporate structure involves unique risks to investors” based on the fact that “they are purchasing equity securities in a Cayman Islands holding company.” Disclose that investors may never directly hold equity interests in your China- and Hong Kong-based subsidiaries and, in doing so, ensure that you explicitly reference your China- and Hong Kong-based subsidiaries. In this regard, we note the current disclosure on the prospectus cover page only refers to your “subsidiaries” in general, without explicitly referencing your China- and Hong Kong-based subsidiaries. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide specific cross-references here to your detailed discussion of each of the risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Fifth Revised Registration Statement.

2.

We note your amended disclosure in response to Comment 2, but we note that it does not fully comply with the comment. Please further revise the prospectus cover page to more prominently disclose the legal and operational risks associated with being based in or having the majority of your operations in Hong Kong and thereby subject to political and economic influence from China. In this

March 15, 2022

regard, the current disclosure on your prospectus cover page only addresses how the Chinese government has authority to exert political and economic influence on a company with operations in mainland China. Please also revise your disclosure to make clear that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should also address how recent statements and regulatory actions by China’s government related to China’s extension of authority into Hong Kong, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Fifth Revised Registration Statement, as well as in appropriate places in the Fifth Revised Registration Statement.

3.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note your disclosure that “[i]n this prospectus, ‘we,’ ‘us,’ ‘our company,’ ‘our,’ ‘our group,’ ‘GigaCloud,’ or ‘GigaCloud Technology’ refer to GigaCloud Technology Inc, our Cayman Islands holding company, its predecessor entity, its subsidiaries, its consolidated VIEs and any subsidiaries of its consolidated VIEs, as the context requires.” Refrain from using terms such as “we” or “our” when describing activities or functions of a PRC or Hong Kong subsidiary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Fifth Revised Registration Statement.

4.

Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 21 and 22 of the Fifth Revised Registration Statement.

March 15, 2022

Prospectus Summary

Risks Related to Doing Business in China, page 8

5.

We note your response to Comment 3, and the amended disclosure you provided in your summary discussion of the risks related to doing business in China. Please enhance your disclosure in this section to include a more complete discussion of the significant regulatory, liquidity, and enforcement risks that being based in Hong Kong and having the majority of your operations in China and Hong Kong, poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws as well as China’s extension of authority into Hong Kong, and that rules and regulations in China can change quickly with little advance notice. In addition, expand the fourth bullet point on page 8 to clarify that you are based in Hong Kong and the majority of your operations are in China and Hong Kong, if true. Please also expand this bullet point to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China- and Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Further, please add disclosure in this section acknowledging any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, with respect to the risks you discuss here and that were identified in Comment 3, please provide specific cross-references to the individual risk factors that discuss the risks in greater detail.

As a related matter, we note your disclosure in the fourth bullet point on page 8 that, “The PRC government may . . . intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.” Please revise the language stating “value of our securities” to indicate “the value of the securities” you “are registering for sale.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Fifth Revised Registration Statement.

Recent Regulatory Development

Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 9

6.

We note your amended disclosure on pages 9-10 in response to Comment 4, and we reissue our comment in part. While you state on page 10 that you do not believe you are required to file with the Cyberspace Administration of China (CAC) for a cybersecurity review, your disclosure in this section does not affirmatively state whether you or your subsidiaries are required to obtain any

March 15, 2022

other permissions or approvals from any Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In instances where the regulations governing such permissions or approvals have yet to go into effect, such as the CSRC’s Draft Overseas Listing Rules, please disclose whether you believe you would be subject to such rules and regulations if they were enacted, as currently proposed. In this regard, we note your risk factor disclosure on pages 54, 56, and 58 seems to suggest that you may be subject to the Draft Overseas Listing Rules if they were enacted. Further, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure from pages 10 to 12 of the Fifth Revised Registration Statement.

7.

Please also revise this section to affirmatively state whether you and your subsidiaries are covered by each of the laws and regulations of the People’s Republic of China you discuss in this section, such as the NDRC’s and MOFCOM’s Measures for the Security Review of Foreign Investments. Additionally, if you do not believe you would be subject to any of the rules or regulations discussed in this section, please explain why. As applicable, make conforming revisions to the disclosure in your risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Fifth Revised Registration Statement.

Risk Factors

Risks Related to Doing Business in China

We operate our GigaCloud Marketplace through our Hong Kong subsidiary . . ., page 48

8.

We note your response to Comment 6, and your amended disclosure included on page 48. Please revise your disclosure in this risk factor to highlight the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

March 15, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 55 of the Fifth Revised Registration Statement.

The PRC government may exercise significant oversight and discretion over . . ., page 53

9.

Please revise your disclosure in this risk factor to specifically highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. In this regard, please also revise the phrase “the value of our securities” in the heading of this risk factor to specifically state “the value of the securities” you “are registering.” Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure from pages 52 to 54 of the Fifth Revised Registration Statement.

Risks Related to the ADSs and this Offering

Our ADSs may be delisted under the HFCA Act if the PCAOB is . . ., page 72

10.

We note your disclosure that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years. Please add disclosure that provides that, if enacted, this would reduce the time before your securities may be prohibited from trading or delisted. Please make conforming revisions to your disclosure on page 11.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 73 of the Fifth Revised Registration Statement.

Regulation, page 148

11.

We note your response to Comment 7, and the amended disclosure on pages 148-51 and 154-58. However, your amended disclosure is only partially responsive to the comment. Please further revise your disclosure in this section to discuss the effects of each of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business.

In response to the Staff’s comment, the Company has revised the disclosure from pages 146 to 148 of the Fifth Revised Registration Statement.

*    *    *

March 15, 2022

If you have any questions regarding the Fifth Revised Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP